SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of April, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, April 10,  2003:

“Nokia Networks takes strong measures to reduce costs, improve profitability and strengthen leadership position”

2.               Nokia Press Release, April 22, 2003;

“Nokia acquires Eizel to enhance mobile enterprise portfolio”

PRESS RELEASE	1(1)

April 10, 2003

NOKIA NETWORKS TAKES STRONG MEASURES TO REDUCE COSTS, IMPROVE PROFITABILITY AND STRENGTHEN LEADERSHIP POSITION

Nokia Networks, the infrastructure arm of Nokia is taking strong measures to reduce costs, improve profitability, and further strengthen its leadership position in the mobile infrastructure business.

The planned measures include focusing of research and development programs, a reduction of approximately 1800 in the total number of employees, and fine tuning of the Nokia Networks organisation to improve efficiency and effectiveness.

These decisions were taken against the backdrop of the market guidance given by the Company on 11 March that Nokia Networks would post a substantial loss for the first quarter of 2003, as well as general market conditions in the network infrastructure business.

Up to 1100 of the 1800 planned personnel reductions will be in Finland, while the remainder will be divided among other countries. The reductions will be made in R&D, operations, sales and marketing and in support functions.

The focusing of R&D includes a review of costs, scope, timing and number of programs and reducing the number of product configurations in light of the current customer and business situation. The target is to ensure the market, product and architectural leadership position in the GSM, EDGE and WCDMA markets while further increasing the focus and efficiency of R&D activities.

“We are determined to continue with our leadership strategy, targeting leadership position in mobile networks. The measures outlined today support this objective”, says Sari Baldauf, President, Nokia Networks. Together with our relentless focus on customer needs and operational efficiency they will enable a sustainable and profitable business for the future”.

For more information

Nokia Networks

Communications

Tel: +358-718 0381 93

www.nokia.com

PRESS RELEASE	1(2)

April 22, 2003

Nokia acquires Eizel to enhance mobile enterprise portfolio

Technology brings extended, real-time, secure Internet connectivity to businesses on wireless devices

Mountain View, Calif. (April 22, 2003) —Nokia (NYSE: NOK) today announced a definitive agreement to acquire Eizel Technologies™, a privately held software company, in a stock-for-stock merger at an aggregate of USD $21 million.   The Pittsburgh-based company develops server-based products that transform email messages, attachments, intranet applications and web content into formats easily accessible by any mobile device on any network.  This transaction is subject to standard closing conditions.  Eizel™ will integrate with the enterprise network security division, Nokia Internet Communications of the Nokia Ventures Organization.

“One of Nokia’s key strategies is to bring extended mobility to enterprises, and this acquisition is a significant step in that direction,” said John Robinson, senior vice president of Nokia Internet Communications.  “Eizel™ has an innovative solution that sets a new standard for businesses wanting real-time secure wireless access to relevant Internet and intranet content anywhere, anytime.  Until now, accessing business content and enterprise applications on the Internet without a wired broadband connection has been an unfriendly user experience.  This new technology will change that.”

Eizel’s flagship product makes enterprise email, attachments and web-enabled applications (including intranet content) accessible from browsers on any device over any wireless network.  The Eizel™ offering is unique because it is server based and requires no alteration of source content and no additional client-side software.  It provides ‘on-the-fly’ reformatting of source content to fit the form factor of the mobile device while preserving interactive elements such as web forms.

“Nokia will build on Eizel’s foundation to make wireless Internet access interactive and highly satisfying for business users,” said Dr. Sam Leinhardt, president and CEO of Eizel™.  “This is particularly significant for enterprises that already maintain extensive content online and need to exploit the functionality of full-function wireline email in their everyday business operations regardless of where they happen to be.  It’s exciting to become a part of a company that is shaping the future of the mobile world and one that can support its customers on a 24/7 basis throughout the world.”

Nokia will integrate Eizel’s unique mobility application with its own secure enterprise product portfolio, backed by a worldwide support system.  The solution fits neatly within Nokia’s mobile enterprise connectivity roadmap, which is evolving from fixed perimeter security and connectivity to secure mobile connectivity and interoperability.  Nokia also will have the flexibility of delivering the Eizel™ solution as a software application for organizations that have standardized on UNIX or Linux platforms from major hardware vendors.  The Eizel™ solution supports SSL encryption and LDAP-based authentication to ensure secure access.  Coupled with its other enterprise offerings, Nokia now offers organizations the most comprehensive secure mobile connectivity solutions available.

In addition to simplifying deployment and increasing system reliability with a server-based software solution, Nokia also will couple Eizel’s mobility application with complementary security appliances and innovative handsets, like the Nokia 6800, to produce solutions that address key enterprise requirements such as fully functional mobile email.

About Eizel

Eizel Technologies™ Inc. (www.eizel.com) employs advanced computer science technologies, such as artificial intelligence, machine learning, pattern recognition and natural language processing, to solve problems relating to universal access to content. The company’s highly scalable, low maintenance, cutting edge solutions leapfrog traditional approaches dramatically reducing costs while increasing the breadth of devices that can be used to access and interact with online content.  Eizel™ secured USD $4 million in funding from institutional and private investors in July 2002.  Founded in 2000 by scientists from Carnegie Mellon Univeristy, Eizel™ currently employs 26 people.

About Nokia Internet Communications

Nokia Internet Communications, headquartered in Mountain View, California, provides world-class Network Security, Virtual Private Network and Internet Traffic Management solutions that ensure the security and reliability of corporate enterprise and managed service provider networks.  Nokia is committed to enhancing the end-user experience by bringing a new level of security and reliability to the network, enabling an Internet transaction that is personal and trusted each and every time.  For more information, please visit www.nokia.com/securenetworksolutions.

Nokia Internet security and virtual private network appliances span the spectrum of price/performance points and secure the widest range of network environments, from the smallest branch office to the largest Internet data center.  The expansive product line, backed by world-class global support and services, provides customers the ability to deploy multiple solutions from a single product to secure all elements of a distributed enterprise.

PRESS RELEASE	2(2)

April 22, 2003

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

This press release may contain forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as may, will, should, expects, plans, anticipates, believes, foresees, or similar expressions, or the negative of such terms or comparable terms.  These statements are only predictions, and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in Nokia’s filings with the SEC.

For further information, please contact:

Media only please contact:

Michael Cabot

Nokia Internet Communications

650-625-2941

michael.cabot@nokia.com

Kenya Rodgers

Nokia Corporate Communications

214-632-7159

kenya.rodgers@nokia.com

Industry Analysts please contact:

Virve Virtanen

Nokia Americas

972-894-6331

virve.virtanen@nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel